UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Cano Health, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

N/A

(CUSIP No.)

Diameter Capital Partners LP

Attention: Shailini Rao

55 Hudson Yards, Suite 29B

New York, NY 10001

(212) 655-1419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Diameter Dislocation Master Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 904,069
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 904,069

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,069
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Diameter Dislocation Master Fund II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,806,709
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,806,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Diameter Master Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,935,214
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,935,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,935,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Diameter Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,645,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,645,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons. Scott K. Goodwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,645,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,645,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Jonathan Lewinsohn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,645,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,645,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the common stock, $0.0001 par value per share (the “Shares”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), which was issued in connection with the Issuer’s emergence from the Chapter 11 Cases (as defined in Item 4) and upon cancellation of all of the Issuer’s previously-issued Class A Common Stock, $0.01 par value per share (the “Old Common Stock”), as more fully described in Item 4. The Issuer has its principal executive offices at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Diameter Capital Partners LP (the “Investment Manager”), a Delaware limited partnership and the investment manager of Diameter Master Fund LP, Diameter Dislocation Master Fund LP, and Diameter Dislocation Master Fund II LP (collectively, the “Diameter Funds”), Scott K. Goodwin (“Mr. Goodwin”), a managing member of Diameter Capital GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (“Diameter Capital GP”), and Jonathan Lewinsohn (“Mr. Lewinsohn”), a managing member of Diameter Capital GP. Each of the foregoing persons is referred to as a “Reporting Person,” and collectively, the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)

The address of the business office of the Investment Manager, the Diameter Funds and Mr. Lewisohn is 55 Hudson Yards, Suite 29B, New York, NY 10001. The address of the business office of Mr. Goodwin is 360 S Rosemary Ave, Suite 1005, West Palm Beach, FL 33401.

(c)

The principal business of each of the Diameter Funds is to serve as a private investment fund. The principal business of the Investment Manager is managing investment vehicles in connection with purchasing, holding and selling securities and other financial instruments for investment purposes. The principal occupation of Mr. Lewinsohn and Mr. Goodwin is as manager of the Investment Manager.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Diameter Funds is an exempted limited partnership registered in the Cayman Islands and the Investment Manager is a Delaware limited partnership. Each of Mr. Goodwin and Mr. Lewinsohn is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Shares reported in this Schedule 13D in exchange for certain claims pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

On February 4, 2024 (the “Petition Date”), the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

As described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2024 (the “Form 8-K”), on June 28, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors (the “Plan”). The Confirmation Order, including a copy of the Plan attached thereto as Exhibit A, is incorporated herein by reference to Exhibit 2.1 of the Form 8-K.

On June 28, 2024 (the “Effective Date”) the Plan became effective pursuant to its terms and the Debtors emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Plan and in connection with the Issuer’s emergence from the Chapter 11 Cases, on the Effective Date, all of the Old Common Stock and existing warrants of the Issuer were cancelled, and the Issuer (i) newly issued 41,800,000 Shares and (ii) was authorized to issue an aggregate of up to 2,200,150 warrants, each exercisable for one Share, at an initial exercise price of $25.30 per Share, exercisable for a 5-year period commencing on the Effective Date (the “Warrants”), in each case, in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code. On the Effective Date, Diameter Master Fund LP, Diameter Dislocation Master Fund LP, and Diameter Dislocation Master Fund II LP, as holders of First Lien Claims (as defined in the Plan), each received an aggregate of 3,817,205, 876,836, and 1,752,243 newly issued Shares of the Issuer, respectively, and as holders of RSA GUC Claims (as defined in the Plan), each received Warrants to purchase 118,009, 27,233, and 54,466 Shares, respectively, in connection with the equitization of allowable Claims (as defined in the Plan).

As a result, Diameter Master Fund LP is the owner of record of 3,935,214 Shares, Diameter Dislocation Master Fund LP is the owner of record of 904,069 Shares, and Diameter Dislocation Master Fund II LP is the owner of record of 1,806,709 Shares. The Reporting Persons hold the Shares for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 41,800,000 outstanding Shares as of July 1, 2024, based on information in the Form 8-K.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as otherwise set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

Shareholders’ Agreement

On the Effective Date, pursuant to the Plan and Confirmation Order, the Issuer and shareholders of certain newly issued equity interests of the Issuer entered into a shareholders’ agreement (the “Shareholders’ Agreement”) setting forth certain governance matters, including certain rights and restrictions of the holders of the newly issued equity interests (the “Holders”).

The Shareholders’ Agreement requires the Holders to vote in favor of the members of the board of the Issuer (the “Board”) nominated in accordance with the Amended and Restated Certificate of Incorporation of Cano Health, Inc. (the “Certificate of Incorporation”). In accordance with the Certificate of Incorporation, the Board will consist of six members. Diameter Capital Partners LP will have the right to nominate one member of the Board, with such right declining as its equity ownership decreases. In the event of the death, resignation, removal or otherwise of any director, the applicable Holder entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. In addition, the individual serving as Chief Executive Officer of the Issuer on the Effective Date shall be elected to serve on the Board.

The Shareholders’ Agreement also provides Holders with customary drag-along, tag-along and pre-emptive rights. The drag-along rights provide for customary drag-along rights upon (i) the receipt by one or more Holders of at least 50% of the common stock of the Issuer (excluding shares of common stock issued under the Issuer’s management incentive plan and shares of common stock that are issuable under certain warrants issued on the Effective Date) (“Designated Shares”) of a bona fide offer from a third-party purchaser unaffiliated with any of the selling Holders and (ii) Board approval of such sale transaction. Holders will have customary tag-along rights with respect to any transfer of at least 40% of the Designated Shares. Holders of at least 3% of the Designated Shares are also entitled to customary pro rata preemptive rights in connection with future issuances of equity securities of the Issuer, subject to customary exceptions.

The Shareholders’ Agreement also provides certain qualified Holders owning at least 3% of the Designated Shares with customary demand registration and piggyback rights, subject to customary registration procedures, and the Issuer’s right to suspend any registration statement for a period of up to ninety days under certain conditions.

This summary is qualified in its entirety by reference to the text of the Shareholders’ Agreement, which is incorporated herein by reference to Exhibit 10.1 of the Form 8-K.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

DIAMETER DISLOCATION MASTER FUND LP

By:	Diameter Capital Partners LP, its investment manager

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

DIAMETER DISLOCATION MASTER FUND II LP

By:	Diameter Capital Partners LP, its investment manager

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

DIAMETER MASTER FUND LP

By:	Diameter Capital Partners LP, its investment manager

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

/s/ Scott K. Goodwin
SCOTT K. GOODWIN

/s/ Jonathan Lewinsohn
JONATHAN LEWINSOHN